NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, November 30, 2005

Contact:

Investor Relations

(No.2005-11-10)

Phone (604) 684-2181

info@varshneycapital.com

DRILLING INTERSECTS 24.6 METRES OF 2.4 G/T AT GOLD BAR, NEVADA

Vancouver, British Columbia – November 30, 2005 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the “Company”) is pleased to announce that Phase 1 drilling was completed at the company’s 5% owned Gold Bar property on the southern half of the Cortez Trend in Nevada. The drilling has resulted in the significant expansion of the known Mill Site gold mineralization to the north and east.

The Gold Bar property is located on the prolific Battle Mountain/ Eureka mineral belt 28 miles southeast of the Placer Dome’s (over) 10 million ounce Cortez Hills/ Pediment discovery and 11 miles south of the Tonkin Springs Gold Mine owned by US Gold Corp.  The Gold Bar mineralization is controlled by the same large scale structure as the Cortez and Tonkin Springs gold deposits.

Mineralization is hosted in the Devonian Denay Formation, the same host as the original Gold Bar Pit. Mining from 1987 to 1994 at the Gold Bar Mine complex resulted in a total of 485,000 ounces being produced by Atlas Precious Metals Inc., the majority of which was produced from the main Gold Bar pit only 400 meters from the current drilling campaign. A total of 1438 meters (4719 feet) of drilling was completed in 7 drill holes with gold mineralization encountered in six of the holes drilled.

The most significant intercepts includes a 24.6 meter zone grading 2.4 g/t gold in drill hole number BZGB-8 and 9.2 meter zone grading 1.6 g/t gold in drill hole number BZGB-7. BZGB-8 was drilled off the main mineralizing trend to follow up a possible splay or parallel zone and was terminated in gold mineralization. With this successful phase of drilling complete and mineralization now open to the north and east of hole BZGB-8, a follow up drilling program in early 2006 is being planned to determine the size potential of this newly discovered zone.

The following table is a summary of assay results for Phase 1 drilling:

Hole ID	TD (ft)	Azimuth	Inc	From – To (ft)	Gold (opt)	Intercept (m)	Gold (g/t)
BZGB-2	500	270	-70	380-395	0.019	4.6	0.6

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

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And				405-410	0.030	1.5	1.0
BZGB-3	500	vert		No gold mineralization encountered
BZGB-4	755	vert		630-725	0.017	29.2	0.6
BZGB-5	790	vert		720-725	0.023	1.5	0.8
BZGB-6	740	vert		595-600	0.025	1.5	0.8
BZGB-7	735	90	-83	690-720	0.046	9.2	1.6
And				725-730	0.026	1.5	0.9
BZGB-8	699	vert		580-600	0.019	6.2	0.6
And				615-695	0.071	24.6	2.4
Including				620-645	0.107	7.8	3.7
Including				655-685	0.119	3.1	4.1

  * Lower Plate stratigraphy is flat to gently dipping. Mineralization is thought to be true thickness.

DETAILED INFORMATION

Reverse circulation drilling services were provided by international drilling contractors: Diversified Drilling Co. of Missoula, Montana. Drill bit size equaled 5 ½ inches in diameter. The drilling, assaying and contents of this news release were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. American Assay Laboratories (AAL) in Sparks, Nevada picked up the samples from secure storage. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with gravimetric finish. A total of 581 drill samples were sent for assay. 49 internal check samples were preformed by AAL. Samples greater than 0.100 opt, drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 22 duplicate, standard and blank assays were completed. Samples greater than 0.100 opt are currently in progress.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 1-assay ton gold analysis. Both labs are ISO 9002 certified.

ON BEHALF OF THE BOARD OF DIRECTORS

“Hari B. Varshney”

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com